Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133652

GRUBB & ELLIS HEALTHCARE REIT, INC.

SUPPLEMENT NO. 14 DATED SEPTEMBER 19, 2008
TO THE PROSPECTUS DATED DECEMBER 14, 2007

This document supplements, and should be read in conjunction with, our prospectus dated December 14, 2007, as supplemented by Supplement No. 11 dated July 21, 2008, Supplement No. 12 dated July 31, 2008 and Supplement No. 13 dated August 15, 2008, relating to our offering of 221,052,632 shares of common stock. The purpose of this Supplement No. 14 is to disclose:

•	the status of our initial public offering;

•	changes to the suitability standards for the States of Alaska, Michigan and North Carolina;

•	the formation of two new committees of our board of directors;

•	the entry into an agreement with our Chairman of the Board, Chief Executive Officer and President; and

•	the effectiveness of our amended share repurchase plan.

Status of Our Initial Public Offering

As of August 29, 2008, we had received and accepted subscriptions in our offering for 49,812,063 shares of our common stock, or approximately $497,542,000, excluding shares issued under our distribution reinvestment plan. As of August 29, 2008, approximately 150,187,937 shares remained available for sale to the public under our initial public offering, exclusive of shares available under our distribution reinvestment plan. We will sell shares in our offering until the earlier of September 20, 2009, or the date on which the maximum amount has been sold.

Suitability Standards

Alaska — Investors who reside in the State of Alaska must have either (1) a net worth of at least $250,000 or (2) an annual gross income of $70,000 and a net worth of at least $70,000.

Michigan — Investors who reside in the State of Michigan must have either (1) a net worth of at least $250,000 or (2) an annual gross income of $70,000 and a net worth of at least $70,000. In addition, an investor’s investment in our common stock and the securities of our affiliates may not exceed 10% of that investor’s liquid net worth.

North Carolina — Investors who reside in the State of North Carolina must have either (1) a net worth of at least $250,000 or (2) an annual gross income of $70,000 and a net worth of at least $70,000.

New Board of Directors Committees

On August 28, 2008, our board of directors approved the formation of a compensation committee and a nominating and corporate governance committee. The board of directors appointed each of our independent directors, W. Bradley Blair II, Maurice J. DeWald, Warren D. Fix, Larry L. Mathis and Gary T. Wescombe, to serve on the compensation committee and appointed Mr. Wescombe as the chairman of that committee. Our board of directors also appointed each of our independent directors to serve on the nominating and corporate governance committee and appointed Mr. Fix as the chairman of that committee. Also, on August 28, 2008, our board of directors appointed Larry L. Mathis to the board’s audit committee, the members of which already included our other independent directors and for which Mr. DeWald serves as chairman.

As provided by our 2006 Independent Director Compensation Plan, our independent directors receive a fee of $500 for each committee meeting attended in person or by telephone. An additional fee of $500 is paid to the committee chair for each committee meeting attended in person or by telephone. If a board meeting is held on the same day as a committee meeting, the additional fee will not be paid for attending the committee meeting.

Entry into Agreement with Our Chairman of the Board, Chief Executive Officer and President

On August 28, 2008, the compensation committee of our board of directors approved entering into an agreement with Scott D. Peters, our Chairman of the Board, Chief Executive Officer and President. Under the terms of the agreement, we will pay Mr. Peters for his services $30,000 per month for the months of August, September and October 2008. The compensation committee is currently evaluating the terms of an employment agreement with Mr. Peters.

Effectiveness of Amended Share Repurchase Plan

Effective August 25, 2008, the amended share repurchase plan, attached as Appendix E to Supplement No. 11 dated July 21, 2008, supersedes and replaces our share repurchase plan as previously in effect.

As amended, our share repurchase plan provides stockholders with the opportunity to have their shares of our common stock redeemed, at the sole discretion of our board of directors, during the period we are engaged in a public offering at increasing prices based upon the period of time the shares of common stock have been continuously held. Under the amended share repurchase plan, redemption prices range from $9.25 per share, or 92.5% of the price paid per share, following a one-year holding period to an amount equal to not less than 100% of the price paid per share following a four-year holding period. Under the previous share repurchase plan, stockholders could only request to have their shares of our common stock redeemed at $9.00 per share during the period we are engaged in a public offering.

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